November 18, 2010

VIA EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	IBERIABANK Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 10, 2010
Form 8-K filed March 4, 2010
File No. 000-25756

Dear Mr. Vaughn:

IBERIABANK Corporation (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated October 20, 2010, regarding the above-referenced filings.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our responses immediately following each comment in bold.

1.	We note in your response to comment 11 included in your July 30, 2010 response letter and your revised disclosure related to non-accretable and accretable yield from your acquisitions in 2009 on page 12 of the June 30, 2010 Form 10-Q.

a.	For your Orion acquisition, please provide us your analysis of the loan portfolio used to support the amount of the initial investment, the accretable yield and non-accretable yield.

Response

See Attachment I - Orion Loan Valuation Cash Flows for the summaries and some examples of various detail valuation schedules used to derive the value of the acquired loan portfolio. The full report is 275 pages long and is available if needed.

b.	Clearly explain the methodology, inputs and key assumptions used in your analysis to measure each key amount.

Response

A discounted cash flow (“DCF”) approach was used to value each pool of performing and non-performing loans. In applying the DCF approach, the fair value of the loan portfolio as of the transaction date was based on the present value of the expected cash flows from the portfolio. This process involved the following work steps:

•	The loan portfolio was segmented into pools of loans having similar payment, risk and other characteristics;
•	Monthly principal and interest cash flows were projected based on the balance-weighted contractual terms of the loans;
•	Projected monthly principal and interest cash flows were adjusted for prepayments and credit loss expectations;
•

Monthly principal and interest cash flows were discounted to present value using discount rates taking into consideration the loan pool type, market rates as of the transaction date, credit expectations, liquidity expectations, and the expected life of the loan pool; and,

•	The monthly discounted cash flows were summed to arrive at the fair value of the loans.

Principal and Interest Cash flows – For performing loans, monthly principal and interest cash flows were projected based on the payment type (i.e., amortizing or interest only), rate type (fixed or adjustable), weighted average coupon, weighted average term to re-price, weighted average maturity, and weighted average margin of each loan pool. For non-performing loans (classified as “non-accrual”), no interest cash flows were assumed and principal cash flows were projected based on the amount and timing of expected recoveries, taking into consideration the loan losses expected for each non-performing loan pool.

Prepayment Rates – Prepayment rates were based on the type of loan using market data and our valuation firm’s proprietary information gleaned from their valuation of similar loan portfolios. For commercial loans, the funded portion of fixed rated HELOCs, and the funded portion of variable rate HELOCs, we assumed constant prepayment rates (“CPR”) of 5 percent, 21 percent and 9 percent, respectively. For consumer loans, we assumed a CPR of 16 percent based on information observed on securitized consumer loan portfolios as obtained from a third party source (i.e., Bloomberg). For the various residential mortgage products, prepayment rates were based on information obtained from the Office of Thrift Supervision. Finally, for construction loans, there was no expectation of prepayments assumed.

Credit Adjustment – The Company reviewed the loan portfolio on an individual loan level basis and estimated the expected credit loss on each loan by determining the likelihood of default on each loan and the expected loss given default after taking into consideration the underlying collateral on the respective loan. The Company also estimated the expected timing of credit losses, which was generally based on a “days past due” criteria. This loan level expected credit loss information was then aggregated to derive credit loss expectations for each loan pool.

Discount Rate – For performing loans, discount rates were determined using either current market loan rates or a build-up approach. For all variable rate loans, discount rates were based on the weighted average index rate (e.g. prime, LIBOR, etc.) and the weighted average margin applicable for each variable rate loan pool. The weighted average margin was increased 200bp to reflect current pricing in the market as compared to when the loans were originated. Because market-based loan rates invariably include an imbedded credit loss component, a credit adjustment was subtracted in order to avoid the duplication of credit adjustment already being incorporated as an adjustment to the cash flows. For fixed rate loans, discount rates were based on a build-up approach. The build-up approach constructs a discount rate incorporating components such as a risk free rate, funding cost, and servicing costs. For all discount rates, a liquidity discount was applied to account for the incremental level of illiquidity currently experienced in the market and to provide relevant consideration of value under ASC §820. For non-performing loans, the discount rate equated to a cost-of-carry.

c.	Please tell us if your initial investment in acquired loans was measured based on the fair value of the loans. Please explain how you factored risks other than credit (liquidity, market, etc) in your measurement of the initial investment.

Response

Our initial investment in acquired loans was measured based on the fair value of the loans. The following is our explanation of our measurement of the initial investment including how we factored risks other than credit (liquidity, market, etc.).

Non-credit related risks such as illiquidity and market were reflected in the discount rates used in the loan valuation. As discussed in (b) above, a liquidity component was added to the discount rate to account for the incremental level of illiquidity currently experienced in the market. The liquidity discount was derived by examining the spread between AAA-rated securities and treasury securities. Given the relatively nominal default risk of AAA-rated securities, the spread between the yields on these securities was primarily considered to be related to illiquidity and deemed to be a relevant estimate of the current liquidity issues in the market. In addition to illiquidity, the margin component of the discount rate used for variable rate loans was increased 200bp to reflect current pricing in the market as compared to when the loans were originated.

d.	Please tell us whether your estimate of cash flows expected at acquisition was discounted or undiscounted.

Response

The Company’s estimate of cash flows was discounted as described above in (b) above, projected principal and interest cash flows, adjusted for prepayments and expected credit losses, were discounted using an appropriate risk-adjusted discount rate.

e.	It appears you used a discounted cash flow methodology to measure your initial investment, please tell us the discount rate used, how you determined it, and tell us whether the discount rate was the effective interest rate of the loans.

Response

The Company used a discounted cash flow methodology to measure our initial investment as described above in (b) above, for performing loans, discount rates were determined using either current market loan rates (i.e., new loan rates) or a build-up approach (see attached for summary of discount rates by loan pool). For non-performing loans, the projected principal recovery amounts were discounted to present value by a cost-of-carry equal to the yield on BBB-rated securities.

Refer to Attachment II - Orion Loan Discount Rates.

2.	We note in your response to comment 12 included in your July 30, 2010 response letter. Based on amounts presented in the operation section of your statements of cash flows, it appears that you had a non-cash loss of $26,168 during the Q2 after having a non-cash gain of $64,770 in Q1 related to the amortization of your purchase accounting adjustments. Please explain to us the nature of the purchase accounting adjustments that resulted in the losses/gains, explain why they resulted in the losses/gains during the periods on 2010, identify the line items in your income statement that are affected, and discuss your expectations related to this trend for future periods.

Response

The nature of the purchase accounting adjustments, as well as the financial statement line items affected and the quantification of their affect, are included in the following schedule.

Summary of Amortization of Purchase Accounting Adjustments		(Dollars in thousands)
		For the three-month period ended		For the six-month period ended
Nature of purchase accounting adjustment	Financial Statement Line Item	March 31, 2010	June 30, 2010	June 30, 2010
Amortization of Loan fair value	IS - Interest and Dividend Income (Loan Interest Income)	(7,732)	(11,261)	(18,993)
Amortization of FDIC loss share receivable	IS - Interest and Dividend Income (Other Interest Income)	(1,762)	1,141	(621)
Amortization of Core Deposit Intangible	IS - Noninterest expense (Amortization of Acquisition Intangibles)	1,010	1,269	2,279
Amortization of Deposit fair value	IS - Interest expense (Deposits)	(6,941)	(3,944)	(10,885)
Amortization of Long-term Debt fair value	IS - Interest expense (Long-term debt)	(2,261)	(7,947)	(10,208)
Amortization of Trust Preferred Securities fair value	IS - Interest expense (Long-term debt)	(87)	(87)	(174)
Adjustment of Loan and FDIC loss share receivable fair value	BS - Loans covered by loss share adjustment	(166,247)	166,247	-
Adjustment of Loan and FDIC loss share receivable fair value	BS - FDIC loss share receivable	119,250	(119,250)	-

	Total Amortization of Purchase Accounting Adjustments as Presented	(64,770)	26,168	(38,602)

In Q1, the Company included all non-cash purchase accounting adjustments in this line item in the Consolidated Statement of Cash Flows. After the Company received your letter dated July 30, 2010 and analyzed your comment 12, the Company found that we had included the adjustments of covered loan and FDIC loss share receivable in this line. During our review of your comment and then researching the entries made in the first quarter, these two items should not have been included in the line item listed as “Amortization of purchase accounting adjustments”.

In Q2, the Company removed these amounts from the line item listed as “Amortization of purchase accounting adjustments” and moved them to their more appropriate locations on the Consolidated Statement of Cash Flows in the lines labeled “Other operating activities” and “Increase (Decrease) in loans receivable, net, excluding loans acquired”.

The movement of these two items has the appearance of a non cash loss of $26,168 during the Q2 period, which includes a net $46,997 in non-cash adjustments of loan and FDIC loss share receivable in the first quarter.

These non-cash adjustments had no effect on the reported quarterly and year-to-date earnings as there was no impact to the Consolidated Statements of Income, nor was there an impact on the Consolidated Balance Sheets as of March 31, 2010 and June 30, 2010. The total increase in cash and cash equivalents reported on the Consolidated Statements of Cash Flows was also not impacted.

The remaining gains and losses included in this line item resulted from amortization of the fair value adjustments recorded at acquisition.

For amortization of the Company’s fair value adjustment on the acquired core deposit intangible asset, deposits, and long-term-debt, the Company expects to amortize the purchase accounting adjustments according to the method and length of time disclosed in Footnote 3 to its consolidated financial statements for the year ended December 31, 2009 on Form 10-K and Footnote 4 to its consolidated financial statements for the three and nine-month periods ended September 30, 2010 on Form 10-Q. The Company does not anticipate material changes to the amortization of these fair values in future periods.

For amortization of the Company’s fair value adjustments on the acquired loan portfolios and loss share receivable assets, the Company will amortize into earnings the estimated portion of income earned based on current estimates of expected cash flow from the Company’s acquired portfolios. Amortization of the fair value adjustments into income will vary between periods based on these expected cash flows, and if expected cash flows increase for the covered loan portfolio, the Company will recognize additional income over the life of the covered loans. As a result, future amortization of these loan discounts may differ from the amounts reported in previous periods.

In addition to our responses above, your letter requests a written statement from us with certain acknowledgements.

We therefore acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings,
•	staff comments or changes to disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filing, and,
•	we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in these areas and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

<s> Anthony J. Restel,

Anthony J. Restel
Executive Vice President and Chief Financial Officer

ATTACHMENT I

IBERIABank					Schedule 6
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

		Valuation Loan Summary
Loan Type	Exhibit Reference	Outstanding Principal Balance(1)	Fair Value	Premium/ (Discount)	% Premium/ (Discount)

Performing Loans	Schedule 6A	1,509,343,698	897,447,179	(611,896,519)	-40.5%

Non-Performing Loans	Schedule 6B	306,690,227	63,646,551	(243,043,676)	-79.2%

Total		1,816,033,925	961,093,730	(854,940,195)	-47.1%

IBERIABank	Schedule 6A
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Loan Summary							Memo Item: Valuation Components

Loan		Exhibit	Outstanding Principal	Fair	Premium/	% Premium/	Absolute Credit	Non-Credit Premium/ (Discount)
Pool	Loan Type	Reference	Balance	Value	(Discount)	(Discount)	Adjustment (1)	USD (2)%
1	Commercial - Fixed - I/O	Schedule 6A.1	1,317,170	1,299,366	(17,804)	(1.4%)	(4,547)	(13,257)	(1.0%)
2	Commercial - Fixed	Schedule 6A.2	15,810,779	13,539,097	(2,271,682)	(14.4%)	(2,141,946)	(129,735)	(0.8%)
3	Commercial - Fixed -Tax Exempt	Schedule 6A.3	1,197,388	792,184	(405,204)	(33.8%)	(438,634)	33,430	2.8%
4	Commercial Real Estate -Fixed - I/O	Schedule 6A.4	118,459,832	41,602,796	(76,857,036)	(64.9%)	(77,416,289)	559,252	0.5%
5	Commercial Real Estate - Fixed	Schedule 6A.5	220,713,459	143,694,308	(77,019,151)	(34.9%)	(77,550,668)	531,517	0.2%
6	Commercial Real Estate - Fixed - SOP 03-3	Schedule 6A.6	2,285,653	170,340	(2,115,313)	(92.5%)	(2,160,902)	45,590	2.0%
7	Commercial Real Estate - Construction - Fixed	Schedule 6A.7	12,503,680	9,076,807	(3,426,873)	(27.4%)	(3,492,490)	65,617	0.5%
8	Commercial Real Estate - Tax Exempt Fixed I/O	Schedule 6A.8	1,142,744	179,999	(962,745)	(84.2%)	(971,332)	8,587	0.8%
9	Commercial Real Estate - Tax Exempt - Fixed	Schedule 6A.9	1,481,593	1,469,460	(12,133)	(0.8%)	(26,736)	14,604	1.0%
10	Consumer Loans - Fixed I/O	Schedule 6A.10	2,526,069	1,987,680	(538,389)	(21.3%)	(598,579)	60,190	2.4%
11	Consumer Loans - Fixed	Schedule 6A.11	3,241,732	1,607,538	(1,634,194)	(50.4%)	(1,717,454)	83,259	2.6%
12	Consumer Real Estate Fixed I/O	Schedule 6A.12	859,773	788,469	(71,304)	(8.3%)	(79,999)	8,696	1.0%
13	Consumer Real Estate - Fixed	Schedule 6A.13	6,806,563	5,253,874	(1,552,689)	(22.8%)	(1,422,047)	(130,642)	(1.9%)
14	Consumer Real Estate Fixed SOP 03-3	Schedule 6A.14	527,133	129,602	(397,531)	(75.4%)	(402,918)	5,387	1.0%
15	Consumer Real Estate Other - Fixed I/O	Schedule 6A.15	30,583,370	16,831,351	(13,752,019)	(45.0%)	(14,471,207)	719,187	2.4%
16	Consumer Real Estate Other - Fixed	Schedule 6A.16	27,530,800	17,230,154	(10,300,646)	(37.4%)	(10,850,358)	549,712	2.0%
17	Consumer Real Estate Other Fixed SOP 03-3	Schedule 6A.17	1,060,471	161,968	(898,503)	(84.7%)	(901,400)	2,897	0.3%
18	Home Equity LOC - Fixed I/O	Schedule 6A.18	1,002,430	737,456	(264,974)	(26.4%)	(271,640)	6,666	0.7%
19	Home Equity LOC - Fixed	Schedule 6A.19	3,840,883	375,831	(3,465,052)	(90.2%)	(3,507,813)	42,761	1.1%
20	Residential Construction Fixed I/O	Schedule 6A.20	4,441,282	4,380,858	(60,424)	(1.4%)	(56,250)	(4,174)	(0.1%)
21	Residential Construction Fixed	Schedule 6A.21	138,000	98,473	(39,527)	(28.6%)	(12,938)	(26,588)	(19.3%)
22	Commercial - I/O	Schedule 6A.22	28,109,775	16,687,268	(11,422,507)	(40.6%)	(11,028,079)	(394,429)	(1.4%)
23	Commercial	Schedule 6A.23	43,714,606	35,000,198	(8,714,408)	(19.9%)	(7,040,364)	(1,674,044)	(3.8%)
24	Commercial Real Estate - I/O	Schedule 6A.24	201,397,906	109,749,927	(91,647,979)	(45.5%)	(88,690,799)	(2,957,179)	(1.5%)
25	Commercial Real Estate - I/O - SOP 03-3	Schedule 6A.25	9,550,000	1,449,780	(8,100,220)	(84.8%)	(8,117,500)	17,280	0.2%
26	Commercial Real Estate	Schedule 6A.26	320,331,048	169,632,343	(150,698,705)	(47.0%)	(146,463,804)	(4,234,901)	(1.3%)
27	Commercial Real Estate SOP 03-3	Schedule 6A.27	18,828,039	3,743,307	(15,084,732)	(80.1%)	(15,115,539)	30,808	0.2%
28	Commercial Real Estate - Construction I/O	Schedule 6A.28	49,752,129	35,009,291	(14,742,838)	(29.6%)	(13,532,078)	(1,210,761)	(2.4%)
29	Commercial Real Estate - Construction	Schedule 6A.29	52,621,363	35,104,236	(17,517,127)	(33.3%)	(17,320,464)	(196,662)	(0.4%)
30	Consumer Loans - I/O	Schedule 6A.30	5,546,765	4,714,593	(832,172)	(15.0%)	(797,906)	(34,265)	(0.6%)
31	Consumer Loans	Schedule 6A.31	6,189,847	2,342,975	(3,846,872)	(62.1%)	(4,162,888)	316,016	5.1%
32	Consumer Real Estate I/O	Schedule 6A.32	4,005,734	2,546,595	(1,459,139)	(36.4%)	(1,441,599)	(17,539)	(0.4%)
33	Consumer Real Estate	Schedule 6A.33	111,498,341	85,377,250	(26,121,091)	(23.4%)	(24,904,830)	(1,216,261)	(1.1%)
34	Consumer Real Estate SOP 03-3	Schedule 6A.34	289,604	209,696	(79,908)	(27.6%)	(72,401)	(7,505)	(2.6%)
35	Consumer Real Estate Other - I/O	Schedule 6A.35	39,894,918	30,454,391	(9,440,527)	(23.7%)	(8,349,292)	(1,091,237)	(2.7%)
36	Consumer Real Estate Other	Schedule 6A.36	73,462,874	41,202,998	(32,259,876)	(43.9%)	(34,013,332)	1,753,455	2.4%
37	Consumer Real Estate Other SOP 03-3	Schedule 6A.37	924,883	215,912	(708,971)	(76.7%)	(730,099)	21,125	2.3%
38	Credit Cards	Schedule 6A.38	356,442	244,299	(112,143)	(31.5%)	(113,629)	1,487	0.4%
39	Home Equity LOC - I/O	Schedule 6A.39	65,001,947	49,055,385	(15,946,562)	(24.5%)	(12,472,801)	(3,473,762)	(5.3%)
40	Home Equity LOC	Schedule 6A.40	19,990,125	13,032,370	(6,957,755)	(34.8%)	(6,849,037)	(108,715)	(0.5%)
41	Residential Construction	Schedule 6A.41	406,547	266,754	(139,793)	(34.4%)	(37,787)	(102,007)	(25.1%)

			1,509,343,698	897,447,179	(611,896,519)	(40.5%)	(599,750,377)	(12,146,142)	(0.8%)

Notes:

1.	Represents the credit mark associated with each loan pool.
2.	Represents the difference between the loan premium/(discount) and absolute credit adjustment.

IBERIABank	Schedule 6A.2
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial - Fixed	Loan Pool:	2	Amortization Term:	40
Prin. Balance:	$15,810,779	Rate Type:	Fixed	Maturity Date:	40
Interest Rate:	6.96%	Payment Type:	Amortizing
Payment:	$444,032	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	0.74%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Disc. Rate Interest	Present Value Factor	Pres. Value Cash Flows

Dec-09	$15,810,779	$352,329	$91,703	$67,438	$117,683	$15,273,329	8.386%	0.9931	$507,921
Jan-10	15,273,329	350,130	88,585	65,146	113,682	14,744,371	8.386%	0.9862	496,892
Feb-10	14,744,371	347,940	85,517	62,889	109,745	14,223,797	8.386%	0.9793	486,084
Mar-10	14,223,797	345,762	82,498	60,669	105,870	13,711,495	8.386%	0.9725	475,497
Apr-10	13,711,495	343,593	79,527	58,484	102,057	13,207,361	8.386%	0.9658	465,124
May-10	13,207,361	341,436	76,603	56,334	98,305	12,711,286	8.386%	0.9591	454,960
Jun-10	12,711,286	339,290	73,725	54,218	94,613	12,223,166	8.386%	0.9524	445,002
Jul-10	12,223,166	337,152	70,894	52,136	90,979	11,742,898	8.386%	0.9458	435,246
Aug-10	11,742,898	335,024	68,109	50,087	87,405	11,270,383	8.386%	0.9392	425,686
Sep-10	11,270,383	332,906	65,368	48,072	83,888	10,805,517	8.386%	0.9327	416,320
Oct-10	10,805,517	330,797	62,672	46,089	80,428	10,348,203	8.386%	0.9263	407,144
Nov-10	10,348,203	328,697	60,020	44,138	77,024	9,898,345	8.386%	0.9198	398,152
Dec-10	9,898,345	326,606	57,410	42,220	73,675	9,455,844	8.386%	0.9134	389,343
Jan-11	9,455,844	324,522	54,844	40,332	70,382	9,020,608	8.386%	0.9071	380,711
Feb-11	9,020,608	322,447	52,320	38,476	67,142	8,592,543	8.386%	0.9008	372,254
Mar-11	8,592,543	320,379	49,837	36,650	63,956	8,171,558	8.386%	0.8946	363,966
Apr-11	8,171,558	318,319	47,395	34,854	60,822	7,757,563	8.386%	0.8884	355,845
May-11	7,757,563	316,264	44,994	33,088	57,741	7,350,470	8.386%	0.8822	347,887
Jun-11	7,350,470	314,216	42,633	31,352	54,711	6,950,191	8.386%	0.8761	340,089
Jul-11	6,950,191	312,173	40,311	29,645	51,732	6,556,642	8.386%	0.8700	332,446
Aug-11	6,556,642	310,134	38,029	27,966	48,802	6,169,740	8.386%	0.8639	324,955

IBERIABank	Schedule 6A.2
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial - Fixed	Loan Pool:	2	Amortization Term:	40
Prin. Balance:	$15,810,779	Rate Type:	Fixed	Maturity Date:	40
Interest Rate:	6.96%	Payment Type:	Amortizing
Payment:	$444,032	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	0.74%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Disc. Rate Interest	Present Value Factor	Pres. Value Cash Flows

Sep-11	6,169,740	308,100	35,784	26,316	45,923	5,789,402	8.386%	0.8580	317,613
Oct-11	5,789,402	306,067	33,579	24,694	43,092	5,415,549	8.386%	0.8520	310,417
Nov-11	5,415,549	304,037	31,410	23,099	40,309	5,048,104	8.386%	0.8461	303,360
Dec-11	5,048,104	302,007	29,279	21,532	37,574	4,686,991	8.386%	0.8402	296,442
Jan-12	4,686,991	299,975	27,185	19,992	34,886	4,332,138	8.386%	0.8344	289,658
Feb-12	4,332,138	297,942	25,126	18,478	32,245	3,983,474	8.386%	0.8286	283,002
Mar-12	3,983,474	295,902	23,104	16,991	29,650	3,640,931	8.386%	0.8228	276,472
Apr-12	3,640,931	293,854	21,117	15,530	27,100	3,304,447	8.386%	0.8171	270,063
May-12	3,304,447	291,793	19,166	14,095	24,596	2,973,964	8.386%	0.8115	263,769
Jun-12	2,973,964	289,717	17,249	12,685	22,136	2,649,426	8.386%	0.8058	257,584
Jul-12	2,649,426	287,617	15,367	11,301	19,720	2,330,788	8.386%	0.8002	251,502
Aug-12	2,330,788	285,485	13,519	9,942	17,348	2,018,013	8.386%	0.7947	245,514
Sep-12	2,018,013	283,311	11,704	8,607	15,020	1,711,075	8.386%	0.7892	239,609
Oct-12	1,711,075	281,072	9,924	7,298	12,736	1,409,969	8.386%	0.7837	233,771
Nov-12	1,409,969	278,741	8,178	6,014	10,495	1,114,719	8.386%	0.7783	227,976
Dec-12	1,114,719	276,267	6,465	4,755	8,297	825,400	8.386%	0.7729	222,185
Jan-13	825,400	273,544	4,787	3,521	6,144	542,191	8.386%	0.7675	216,318
Feb-13	542,191	270,311	3,145	2,313	4,036	265,531	8.386%	0.7622	210,181
Mar-13	265,531	265,531	1,540	0	0	0	8.386%	0.7569	202,139

		$12,441,386	$1,670,622	$1,227,446	$2,141,946			Fair Value	$13,539,097

IBERIABank	Schedule 6A.2
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type: Prin. Balance: Interest Rate: Payment:	Commercial - Fixed $15,810,779 6.96% $444,032	Loan Pool: Rate Type: Payment Type: Monthly Prepayment Rate:	2 Fixed Amortizing 0.43%	Amortization Term: Maturity Date: Monthly Default Estimate:	40 40 0.74%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Disc. Rate Interest	Present Value Factor	Pres. Value Cash Flows

							Principal Outstanding		15,810,779

				Loss Severity	13.5%		Premium/(Discount)		($2,271,682)

IBERIABank	Schedule 6A.10
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type: Prin. Balance: Interest Rate: Payment:	Consumer Loans - Fixed I/O $2,526,0699 5.96% $0	Loan Pool: Rate Type: Payment Type: Monthly Prepayment Rate:	10 Fixed Interest Only 1.44%	Amortization Term: Maturity Date: Monthly Default Estimate:	16 16 2.00%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Disc. Rate Interest	Present Value Factor	Pres. Value Cash Flows

Dec-09	$2,526,069	$0	$12,546	$36,437	$50,399	$2,439,233	4.195%	0.9965	$48,812
Jan-10	2,439,233	0	12,115	35,184	48,667	2,355,382	4.195%	0.9930	46,970
Feb-10	2,355,382	0	11,698	33,975	46,994	2,274,413	4.195%	0.9896	45,197
Mar-10	2,274,413	0	11,296	32,807	45,378	2,196,227	4.195%	0.9861	43,492
Apr-10	2,196,227	0	10,908	31,679	43,819	2,120,730	4.195%	0.9827	41,850
May-10	2,120,730	0	10,533	30,590	42,312	2,047,828	4.195%	0.9793	40,271
Jun-10	2,047,828	0	10,171	29,539	40,858	1,977,431	4.195%	0.9759	38,752
Jul-10	1,977,431	0	9,821	28,523	39,453	1,909,455	4.195%	0.9725	37,288
Aug-10	1,909,455	0	9,484	27,543	38,097	1,843,815	4.195%	0.9691	35,882
Sep-10	1,843,815	0	9,158	26,596	36,787	1,780,432	4.195%	0.9657	34,528
Oct-10	1,780,432	0	8,843	25,682	35,523	1,719,227	4.195%	0.9623	33,225
Nov-10	1,719,227	0	8,539	24,799	34,302	1,660,126	4.195%	0.9590	31,971
Dec-10	1,660,126	0	8,245	23,946	33,122	1,603,058	4.195%	0.9556	30,763
Jan-11	1,603,058	0	7,962	23,123	31,984	1,547,951	4.195%	0.9523	29,603
Feb-11	1,547,951	0	7,688	22,328	30,884	1,494,739	4.195%	0.9490	28,485
Mar-11	1,494,739	1,494,739	7,424	0	0	0	4.195%	0.9457	1,420,590

		$1,494,739	$156,431	$432,751	$598,579		Fair Value		$1,987,680

							Principal Outstanding		2,526,069

				Loss Severity	23.7%		Premium/(Discount)		($538,389)

IBERIABank	Schedule 6A.22
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial - I/O	Loan Pool:	22	Amortization Term:	19
Prin. Balance:	$28,109,775	Rate Type:	Adjustable	Maturity Date:	19
Interest Rate:	4.43%	Payment Type:	Interest Only	Reprice Term	-
Index:	3.25%
Margin:	0.39%
Projected Interest:	3.64%
Payment:	$0	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	2.85%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Discount Rate	Present Value Factor	Pres. Value Cash Flows

Dec-09	$28,109,775	$0	$85,266	$119,897	$801,216	$27,188,662	6.407%	0.9947	$204,074
Jan-10	27,188,662	0	82,472	115,968	774,962	26,297,732	6.407%	0.9894	196,338
Feb-10	26,297,732	0	79,770	112,168	749,567	25,435,997	6.407%	0.9842	188,896
Mar-10	25,435,997	0	77,156	108,493	725,005	24,602,499	6.407%	0.9789	181,736
Apr-10	24,602,499	0	74,628	104,937	701,248	23,796,314	6.407%	0.9737	174,847
May-10	23,796,314	0	72,182	101,499	678,269	23,016,546	6.407%	0.9686	168,220
Jun-10	23,016,546	0	69,817	98,173	656,043	22,262,329	6.407%	0.9634	161,844
Jul-10	22,262,329	0	67,529	94,956	634,546	21,532,828	6.407%	0.9583	155,709
Aug-10	21,532,828	0	65,316	91,844	613,753	20,827,231	6.407%	0.9532	149,806
Sep-10	20,827,231	0	63,176	88,835	593,641	20,144,755	6.407%	0.9481	144,128
Oct-10	20,144,755	0	61,106	85,924	574,188	19,484,642	6.407%	0.9431	138,665
Nov-10	19,484,642	0	59,103	83,108	555,373	18,846,161	6.407%	0.9381	133,409
Dec-10	18,846,161	0	57,167	80,385	537,174	18,228,602	6.407%	0.9331	128,352
Jan-11	18,228,602	0	55,293	77,751	519,572	17,631,279	6.407%	0.9282	123,487
Feb-11	17,631,279	0	53,482	75,203	502,546	17,053,530	6.407%	0.9232	118,806
Mar-11	17,053,530	0	51,729	72,739	486,079	16,494,712	6.407%	0.9183	114,303

IBERIABank	Schedule 6A.22
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial - I/O	Loan Pool:	22	Amortization Term:	19
Prin. Balance:	$28,109,775	Rate Type:	Adjustable	Maturity Date:	19
Interest Rate:	4.43%	Payment Type:	Interest Only	Reprice Term	-
Index:	3.25%
Margin:	0.39%
Projected Interest:	3.64%
Payment:	$0	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	2.85%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Discount Rate	Present Value Factor	Pres. Value Cash Flows

Apr-11	16,494,712	0	50,034	70,355	470,151	15,954,206	6.407%	0.9135	109,970
May-11	15,954,206	0	48,394	68,050	454,745	15,431,411	6.407%	0.9086	105,802
Jun-11	15,431,411	15,431,411	46,809	0	0	0	6.407%	0.9038	13,988,876

		$15,431,411	$1,220,429	$1,650,285	$11,028,079			Fair Value	$16,687,268

								Book Value	28,109,775

				Loss Severity	39.2%		Premium/(Discount)		($11,422,507)

IBERIABank	Schedule 6A.23
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial	Loan Pool:	23	Amortization Term:	63
Prin. Balance:	$43,714,606	Rate Type:	Adjustable	Maturity Date:	63
Interest Rate:	4.03%	Payment Type:	Amortizing	Reprice Term	6
Index:	3.07%
Margin:	0.43%
Projected Interest:	3.50%
Payment:	$771,033	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	0.60%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Discount Rate	Present Value Factor	Pres. Value Cash Flows

Dec-09	$43,714,606	$624,225	$146,808	$183,794	$264,082	$42,642,505	6.267%	0.9948	$949,867
Jan-10	42,642,505	619,812	143,208	179,240	257,605	41,585,848	6.267%	0.9896	932,494
Feb-10	41,585,848	615,428	139,659	174,752	251,222	40,544,446	6.267%	0.9845	915,422
Mar-10	40,544,446	611,075	136,162	170,329	244,931	39,518,112	6.267%	0.9794	898,646
Apr-10	39,518,112	606,751	132,715	165,969	238,731	38,506,661	6.267%	0.9743	882,159
May-10	38,506,661	602,457	129,318	161,674	232,620	37,509,909	6.267%	0.9692	865,959
Jun-10	37,509,909	605,839	109,404	157,408	226,599	36,520,064	6.267%	0.9642	841,406
Jul-10	36,520,064	601,283	106,517	153,205	220,619	35,544,956	6.267%	0.9592	825,864
Aug-10	35,544,956	596,761	103,673	149,065	214,729	34,584,402	6.267%	0.9542	810,594
Sep-10	34,584,402	592,271	100,871	144,987	208,926	33,638,218	6.267%	0.9492	795,591
Oct-10	33,638,218	587,814	98,111	140,971	203,210	32,706,223	6.267%	0.9443	780,850
Nov-10	32,706,223	583,389	95,393	137,014	197,580	31,788,239	6.267%	0.9394	766,366
Dec-10	31,788,239	578,997	92,716	133,117	192,034	30,884,092	6.267%	0.9345	752,135
Jan-11	30,884,092	574,636	90,079	129,279	186,572	29,993,605	6.267%	0.9297	738,154
Feb-11	29,993,605	570,306	87,481	125,500	181,193	29,116,607	6.267%	0.9248	724,418
Mar-11	29,116,607	566,007	84,923	121,777	175,895	28,252,927	6.267%	0.9200	710,921

IBERIABank	Schedule 6A.23
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial	Loan Pool:	23	Amortization Term:	63
Prin. Balance:	$43,714,606	Rate Type:	Adjustable	Maturity Date:	63
Interest Rate:	4.03%	Payment Type:	Amortizing	Reprice Term	6
Index:	3.07%
Margin:	0.43%
Projected Interest:	3.50%
Payment:	$771,033	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	0.60%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Discount Rate	Present Value Factor	Pres. Value Cash Flows

Apr-11	28,252,927	561,740	82,404	118,112	170,677	27,402,399	6.267%	0.9153	697,661
May-11	27,402,399	557,503	79,924	114,502	165,539	26,564,855	6.267%	0.9105	684,633
Jun-11	26,564,855	553,296	77,481	110,948	160,479	25,740,131	6.267%	0.9058	671,835
Jul-11	25,740,131	549,120	75,075	107,448	155,497	24,928,067	6.267%	0.9011	659,260
Aug-11	24,928,067	544,973	72,707	104,002	150,591	24,128,500	6.267%	0.8964	646,905
Sep-11	24,128,500	540,855	70,375	100,609	145,761	23,341,275	6.267%	0.8917	634,768
Oct-11	23,341,275	536,767	68,079	97,268	141,006	22,566,234	6.267%	0.8871	622,843
Nov-11	22,566,234	532,708	65,818	93,980	136,324	21,803,223	6.267%	0.8825	611,128
Dec-11	21,803,223	528,677	63,593	90,743	131,714	21,052,088	6.267%	0.8779	599,619
Jan-12	21,052,088	524,675	61,402	87,556	127,177	20,312,681	6.267%	0.8733	588,312
Feb-12	20,312,681	520,701	59,245	84,419	122,710	19,584,851	6.267%	0.8688	577,204
Mar-12	19,584,851	516,754	57,122	81,332	118,313	18,868,452	6.267%	0.8643	566,291
Apr-12	18,868,452	512,835	55,033	78,293	113,985	18,163,338	6.267%	0.8598	555,570
May-12	18,163,338	508,943	52,976	75,302	109,725	17,469,368	6.267%	0.8553	545,038
Jun-12	17,469,368	505,078	50,952	72,358	105,533	16,786,398	6.267%	0.8509	534,690
Jul-12	16,786,398	501,240	48,960	69,461	101,407	16,114,290	6.267%	0.8465	524,525

IBERIABank	Schedule 6A.23
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial	Loan Pool:	23	Amortization Term:	63
Prin. Balance:	$43,714,606	Rate Type:	Adjustable	Maturity Date:	63
Interest Rate:	4.03%	Payment Type:	Amortizing	Reprice Term	6
Index:	3.07%
Margin:	0.43%
Projected Interest:	3.50%
Payment:	$771,033	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	0.60%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Discount Rate	Present Value Factor	Pres. Value Cash Flows

Aug-12	16,114,290	497,427	47,000	66,611	97,347	15,452,905	6.267%	0.8421	514,538
Sep-12	15,452,905	493,640	45,071	63,806	93,352	14,802,107	6.267%	0.8377	504,727
Oct-12	14,802,107	489,879	43,173	61,046	89,420	14,161,762	6.267%	0.8333	495,089
Nov-12	14,161,762	486,143	41,305	58,331	85,552	13,531,737	6.267%	0.8290	485,620
Dec-12	13,531,737	482,431	39,468	55,659	81,746	12,911,901	6.267%	0.8247	476,317
Jan-13	12,911,901	478,743	37,660	53,031	78,001	12,302,126	6.267%	0.8204	467,178
Feb-13	12,302,126	475,079	35,881	50,446	74,318	11,702,283	6.267%	0.8162	458,199
Mar-13	11,702,283	471,439	34,132	47,903	70,694	11,112,247	6.267%	0.8119	449,378
Apr-13	11,112,247	467,821	32,411	45,402	67,130	10,531,894	6.267%	0.8077	440,711
May-13	10,531,894	464,225	30,718	42,942	63,624	9,961,103	6.267%	0.8035	432,195
Jun-13	9,961,103	460,651	29,053	40,522	60,175	9,399,755	6.267%	0.7993	423,828
Jul-13	9,399,755	457,098	27,416	38,143	56,784	8,847,730	6.267%	0.7952	415,607
Aug-13	8,847,730	453,565	25,806	35,804	53,449	8,304,911	6.267%	0.7910	407,529
Sep-13	8,304,911	450,051	24,223	33,503	50,170	7,771,187	6.267%	0.7869	399,590
Oct-13	7,771,187	446,556	22,666	31,242	46,946	7,246,444	6.267%	0.7829	391,789
Nov-13	7,246,444	443,077	21,135	29,019	43,776	6,730,571	6.267%	0.7788	384,121

IBERIABank	Schedule 6A.23
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial	Loan Pool:	23	Amortization Term:	63
Prin. Balance:	$43,714,606	Rate Type:	Adjustable	Maturity Date:	63
Interest Rate:	4.03%	Payment Type:	Amortizing	Reprice Term	6
Index:	3.07%
Margin:	0.43%
Projected Interest:	3.50%
Payment:	$771,033	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	0.60%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Discount Rate	Present Value Factor	Pres. Value Cash Flows

Dec-13	6,730,571	439,615	19,631	26,833	40,660	6,223,464	6.267%	0.7747	376,584
Jan-14	6,223,464	436,167	18,152	24,685	37,596	5,725,016	6.267%	0.7707	369,175
Feb-14	5,725,016	432,731	16,698	22,573	34,585	5,235,126	6.267%	0.7667	361,889
Mar-14	5,235,126	429,306	15,269	20,498	31,626	4,753,696	6.267%	0.7627	354,724
Apr-14	4,753,696	425,889	13,865	18,459	28,717	4,280,631	6.267%	0.7588	347,675
May-14	4,280,631	422,475	12,485	16,456	25,859	3,815,841	6.267%	0.7548	340,739
Jun-14	3,815,841	419,060	11,130	14,488	23,052	3,359,242	6.267%	0.7509	333,909
Jul-14	3,359,242	415,637	9,798	12,555	20,293	2,910,756	6.267%	0.7470	327,179
Aug-14	2,910,756	412,198	8,490	10,657	17,584	2,470,317	6.267%	0.7431	320,540
Sep-14	2,470,317	408,728	7,205	8,793	14,923	2,037,873	6.267%	0.7393	313,982
Oct-14	2,037,873	405,204	5,944	6,964	0	1,625,705	6.267%	0.7354	307,487
Nov-14	1,625,705	404,652	4,742	5,208	0	1,215,845	6.267%	0.7316	303,322
Dec-14	1,215,845	404,102	3,546	3,462	0	808,281	6.267%	0.7278	299,204
Jan-15	808,281	403,552	2,357	1,726	0	403,003	6.267%	0.7240	295,134
Feb-15	403,003	403,003	1,175	0	0	0	6.267%	0.7203	291,111

IBERIABank	Schedule 6A.23
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Discounted Cash Flow Approach Detail

Loan Type:	Commercial	Loan Pool:	23	Amortization Term:	63
Prin. Balance:	$43,714,606	Rate Type:	Adjustable	Maturity Date:	63
Interest Rate:	4.03%	Payment Type:	Amortizing	Reprice Term	6
Index:	3.07%
Margin:	0.43%
Projected Interest:	3.50%
Payment:	$771,033	Monthly Prepayment Rate:	0.43%	Monthly Default Estimate:	0.60%

Month	Beg. of Month UPB	Scheduled Principal	Scheduled Interest	Prepaid Principal	Credit Adjustment	End of Month UPB	Discount Rate	Present Value Factor	Pres. Value Cash Flows

		$31,813,061	$3,525,789	$4,861,181	$7,040,364			Fair Value	$35,000,198

								Book Value	43,714,606

				Loss Severity	16.1%		Premium/(Discount)		($8,714,408)

IBERIABank	Schedule 6B
Orion Bank
Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Non-Performing Loans Summary

Loan Pool	Loan Type	Outstanding Principal Balance	Estimated Loan Loss (1)	Estimated Recovery Amount	Estimated Recovery Term (mos)	Discount Rate (2)	Present Value Factor	Fair Value	Premium/ (Discount)

42	Commercial Real Estate - I/O	1,310,000	75%	$327,500	29	4.11%	0.9057	$296,616	($1,013,384)

43	Commercial Real Estate - Fixed - I/O	536,000	100%	$0	29	4.11%	0.9057	$0	($536,000)

44	Commercial Real Estate	237,978	60%	$95,650	23	3.81%	0.9297	$88,922	($149,056)

45	Commercial Real Estate SOP 03-3	6,078,256	75%	$1,514,549	5	3.36%	0.9861	$1,493,552	($4,584,703)

46	Commercial Real Estate Construction - Fixed	4,034,858	100%	$0	29	4.11%	0.9057	$0	($4,034,858)

47	Commercial Real Estate - Construction - Fixed	623,738	100%	$0	5	3.36%	0.9861	$0	($623,738)

48	Consumer Loans - Fixed SOP 03-3	198,363	100%	$0	5	3.36%	0.9861	$0	($198,363)

49	Consumer Real Estate - Fixed SOP 03-3	1,857,243	82%	$340,845	5	3.36%	0.9861	$336,120	($1,521,123)

50	Consumer RE Other - Fixed I/O SOP 03-3	1,892,242	83%	$319,900	5	3.36%	0.9861	$315,465	($1,576,777)

51	Consumer RE Other - Fixed	17,090	85%	$2,563	17	3.45%	0.9524	$2,441	($14,648)

52	Consumer RE Other - Fixed SOP 03-3	4,622,999	63%	$1,707,630	5	3.36%	0.9861	$1,683,957	($2,939,042)

53	Commercial I/O	124,116	100%	$0	29	4.11%	0.9057	$0	($124,116)

54	Commercial	3,066,868	100%	$0	5	3.36%	0.9861	$0	($3,066,868)

55	Commercial -Tax Exempt	27,296	100%	$0	29	4.11%	0.9057	$0	($27,296)

56	Commercial RE I/O	37,720,183	90%	$3,839,811	23	3.81%	0.9297	$3,569,732	($34,150,451)

57	Commercial RE I/O SOP 03-3	19,266,886	75%	$4,806,824	5	3.36%	0.9861	$4,740,186	($14,526,700)

58	Commercial RE SOP 03-3	141,699,369	90%	$14,222,172	5	3.36%	0.9861	$14,025,006	($127,674,363)

59	Commercial RE Construction I/O	32,209,894	35%	$20,936,431	23	3.81%	0.9297	$19,463,834	($12,746,060)

60	Commercial RE Construction SOP 03-3	22,670,209	73%	$6,042,529	5	3.36%	0.9861	$5,958,760	($16,711,449)

61	Consumer Loans I/O	1,499,804	80%	$299,961	29	4.11%	0.9057	$271,674	($1,228,131)

62	Consumer RE I/O SOP 03-3	393,940	50%	$198,595	5	3.36%	0.9861	$195,842	($198,099)

63	Consumer RE SOP 03-3	4,952,247	47%	$2,622,301	5	3.36%	0.9861	$2,585,947	($2,366,299)

64	Consumer RE Other Payment	912,377	100%	$0	29	4.11%	0.9057	$0	($912,377)

65	Consumer RE Other I/O	2,588,903	72%	$724,372	5	3.36%	0.9861	$714,330	($1,874,572)

66	Consumer RE Other	1,107,570	100%	$0	23	3.81%	0.9297	$0	($1,107,570)

67	Consumer RE Other SOP 03-3	13,037,608	58%	$5,418,712	5	3.36%	0.9861	$5,343,590	($7,694,018)

68	Home Equity LOC I/O	1,273,644	25%	$955,233	29	4.11%	0.9057	$865,152	($408,492)

69	Home Equity LOC I/O SOP 03-3	1,265,690	41%	$740,643	5	3.36%	0.9861	$730,375	($535,315)

70	Home Equity LOC	974,500	25%	$730,875	29	4.11%	0.9057	$661,951	($312,549)

IBERIABank	Schedule 6B
Orion Bank
Valuation of Loan Portfolio
Valuation Date: November 13, 2009

Non-Performing Loans Summary

Loan Pool	Loan Type	Outstanding Principal Balance	Estimated Loan Loss (1)	Estimated Recovery Amount	Estimated Recovery Term (mos)	Discount Rate (2)	Present Value Factor	Fair Value	Premium/ (Discount)

71	Home Equity LOC SOP 03-3	409,813	25%	$307,360	5	3.36%	0.9861	$303,099	($106,714)

72	Overdrafts	80,544	100%	$0	29	4.11%	0.9057	$0	($80,544)

		$306,690,227		$66,154,457				$63,646,551	($243,043,676)

Note:

1. Represents the percentage of expected credit losses for each loan pool derived from information provided by Management.

2. Represents interest rate of BBB investment grade bonds matched to the maturity of the estimated recovery term.

ATTACHMENT II

IBERIABank	Schedule 6C
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

		Discount Rate Summary Schedule

			New Loan Rate				Build-Up

Loan Pool	Loan Type	Selected Loan Term (1)	Margin(2)	Index(3)	Normalized Charge-off (4)	Liquidity Discount (5)	Risk free Rate (6)	Funding Cost (7)	Servicing Cost(7)	Discount Rate (8)

1	Commercial - Fixed - I/O	7	0.00%	0.00%	0.00%	1.65%	0.22%	2.25%	3.06%	7.19%

2	Commercial - Fixed	40	0.00%	0.00%	0.00%	1.65%	1.43%	2.25%	3.06%	8.39%

3	Commercial - Fixed -Tax Exempt	45	0.00%	0.00%	0.00%	1.65%	1.53%	2.25%	3.06%	8.50%

4	Commercial Real Estate -Fixed - I/O	21	0.00%	0.00%	0.00%	1.65%	0.64%	2.25%	3.35%	7.89%

5	Commercial Real Estate - Fixed	36	0.00%	0.00%	0.00%	1.65%	1.39%	2.25%	3.35%	8.64%

6	Commercial Real Estate - Fixed - SOP 03-3	18	0.00%	0.00%	0.00%	2.36%	0.49%	2.25%	4.46%	9.56%

7	Commercial Real Estate - Construction - Fixed	16	0.00%	0.00%	0.00%	1.65%	0.42%	2.25%	3.24%	7.56%

8	Commercial Real Estate - Tax Exempt Fixed I/O	6	0.00%	0.00%	0.00%	1.65%	0.22%	2.25%	3.24%	7.36%

9	Commercial Real Estate - Tax Exempt - Fixed	15	0.00%	0.00%	0.00%	1.65%	0.39%	2.25%	3.24%	7.54%

10	Consumer Loans - Fixed I/O	16	0.00%	0.00%	0.00%	0.94%	0.42%	2.25%	0.58%	4.19%

11	Consumer Loans - Fixed	24	0.00%	0.00%	0.00%	0.94%	0.85%	2.25%	0.58%	4.63%

12	Consumer Real Estate Fixed I/O	5	0.00%	0.00%	0.00%	0.94%	0.19%	2.25%	0.46%	3.84%

13	Consumer Real Estate - Fixed	145	0.00%	0.00%	0.00%	0.94%	3.81%	2.25%	0.46%	7.46%

14	Consumer Real Estate Fixed SOP 03-3	21	0.00%	0.00%	0.00%	1.89%	0.64%	2.25%	0.69%	5.47%

15	Consumer Real Estate Other - Fixed I/O	18	0.00%	0.00%	0.00%	0.94%	0.49%	2.25%	0.46%	4.14%

16	Consumer Real Estate Other - Fixed	27	0.00%	0.00%	0.00%	0.94%	0.89%	2.25%	0.46%	4.54%

17	Consumer Real Estate Other Fixed SOP 03-3	12	0.00%	0.00%	0.00%	1.89%	0.35%	2.25%	0.69%	5.18%

18	Home Equity LOC - Fixed I/O	8	0.00%	0.00%	0.00%	0.94%	0.24%	2.25%	2.33%	5.76%

19	Home Equity LOC - Fixed	33	0.00%	0.00%	0.00%	0.94%	1.16%	2.25%	2.33%	6.69%

20	Residential Construction Fixed I/O	3	0.00%	0.00%	0.00%	1.65%	0.16%	2.25%	3.24%	7.31%

21	Residential Construction Fixed	198	0.00%	0.00%	0.00%	1.65%	4.30%	2.25%	3.24%	11.44%

22	Commercial - I/O	19	2.39%	3.25%	0.89%	1.65%	0.53%	2.25%	3.06%	6.41%

23	Commercial	63	2.43%	3.07%	0.89%	1.65%	2.35%	2.25%	3.06%	6.27%

24	Commercial Real Estate - I/O	16	2.75%	2.98%	0.08%	1.65%	0.42%	2.25%	3.35%	7.31%

25	Commercial Real Estate - I/O - SOP 03-3	3	2.50%	3.25%	0.08%	2.36%	0.16%	2.25%	4.46%	8.04%

26	Commercial Real Estate	89	3.58%	2.52%	0.08%	1.65%	3.06%	2.25%	3.35%	7.68%

27	Commercial Real Estate SOP 03-3	89	2.30%	3.25%	0.08%	2.36%	3.06%	2.25%	4.46%	7.84%

28	Commercial Real Estate - Construction I/O	16	2.39%	3.25%	0.10%	1.65%	0.42%	2.25%	3.24%	7.19%

29	Commercial Real Estate - Construction	6	2.78%	2.65%	0.10%	1.65%	0.22%	2.25%	3.24%	6.98%

30	Consumer Loans - I/O	30	2.45%	3.25%	1.04%	0.94%	1.00%	2.25%	0.58%	5.61%

31	Consumer Loans	319	4.06%	0.67%	1.04%	0.94%	4.40%	2.25%	0.58%	4.64%

32	Consumer Real Estate I/O	322	4.57%	0.84%	0.14%	0.94%	4.41%	2.25%	0.58%	6.22%

33	Consumer Real Estate	321	4.52%	0.89%	0.14%	0.94%	4.41%	2.25%	0.46%	6.22%

34	Consumer Real Estate SOP 03-3	327	4.25%	1.09%	0.14%	1.89%	4.41%	2.25%	0.69%	7.09%

35	Consumer Real Estate Other - I/O	205	3.45%	1.97%	0.14%	0.94%	4.35%	2.25%	0.46%	6.23%

36	Consumer Real Estate Other	310	4.63%	0.84%	0.14%	0.94%	4.40%	2.25%	0.46%	6.28%

IBERIABank	Schedule 6C
Orion Bank
Preliminary Valuation of Loan Portfolio
Valuation Date: November 13, 2009

		Discount Rate Summary Schedule

			New Loan Rate				Build-Up

Loan Pool	Loan Type	Selected Loan Term (1)	Margin(2)	Index(3)	Normalized Charge-off (4)	Liquidity Discount (5)	Risk free Rate (6)	Funding Cost (7)	Servicing Cost(7)	Discount Rate (8)

37	Consumer Real Estate Other SOP 03-3	327	4.69%	0.75%	0.14%	1.89%	4.41%	2.25%	0.69%	7.19%

38	Credit Cards	3	6.00%	3.25%	4.68%	0.94%	0.16%	2.25%	0.58%	5.51%

39	Home Equity LOC - I/O	138	2.44%	3.06%	0.19%	0.94%	3.80%	2.25%	2.33%	6.26%

40	Home Equity LOC	307	4.85%	0.77%	0.19%	0.94%	4.40%	2.25%	2.33%	6.38%

41	Residential Construction	294	5.25%	0.32%	0.14%	1.65%	4.40%	2.25%	3.24%	7.08%

Notes:

1. Reflects the life of the loan pool.

2. Equals weighted average margin for each applicable loan pool.

3. For variable rate loans, equal to the weighted average index for the applicable loan pool

4. Represents normalized net charge-off rate imbedded in the new loan rates.

5. Estimated liquidity discount equal the average spread between the yield on AAA-rated and Treasury securities.

6. Equal to treasury yield, matched to the selected loan term.

7. Represents the average cost to fund and service each loan pool.

8. Equal the sum of the risk free rate, funding cost, servicing cost, and liquidity discount for fixed rate loans equal to of the weighted average origination rate/index, margin, and liquidity discount less normalized net charge-off expectations for variable rate loans.